More Gold Discovered at Porky Lake

Saskatoon, Saskatchewan, June 2, 2004 - Claude Resources Inc. is pleased to announce that its 2004 Porky Lake Main Zone infill and exploration diamond drill program has produced sufficient intersections to demonstrate the continuity of the gold-bearing systems. Additionally, drilling of the east limb of the Porky Lake anticline resulted in the discovery of a third zone on this host structure, 1.5 kilometres (1 mile) northeast of the Main Zone.

Porky Lake lies three kilometres (2 miles) north of Claude’s Seabee mine in northern Saskatchewan, Canada.

The gold mineralization at Porky Lake is part of a shear-related gold system hosted by altered mafic metavolcanic rocks and silicified, clastic metasedimentary rocks. Although hosted by different rock types, both Seabee and Porky Lake may have been derived from the same mineralized fluids and share a common deformational history.

Twenty four (24) holes totalling 5,610 metres were drilled on the metavolcanic-sedimentary contact along the lake’s eastern shore. This contact has a strong coincident induced polarization anomaly and defines the northeastern limb of the Porky Lake anticline. This phase of the drill program identified a wide, mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne (gpt). Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts. This area is referred to as the Porky Lake East Zone.

Discovery of this new gold zone along the northeastern limb of the Porky Lake anticline reinforces the geological model of shear-related mineralization preferentially exploiting planes of weakness associated near a major volcano-sedimentary contact. This folded contact has been identified along a strike length of over five kilometres. The coincidence of a strong conductivity, induced polarization anomaly indicates the host structure and attendant sulfides are continuous along the closure. The continuity of the gold-bearing portions of this system is unknown and will be tested by grid drilling, particularly to depth, during the 2004 and 2005 drill program.

The results of this drilling are summarized in Table One.

Table One

Hole#	From (m)	To (m)	Interval (m)	Grade (g/t)
PG01	116.70	117.05	0.35	20.67

PG03	102.30	103.15	0.85	3.23
PG03	106.50	109.90	3.00	5.94

PG04	21.10	21.75	0.65	3.07

PG05	70.85	77.15	6.30	31.87
PG05	84.40	89.30	4.90	24.11

PG06	132.70	132.40	1.50	3.20

PG07	140.25	141.50	0.95	1.03

PG09	99.75	100.35	0.60	4.37

PG10	198.20	199.65	1.45	5.07
PG10	274.55	175.70	1.15	4.53

PG12	20.40	21.95	1.45	3.97
PG12	120.20	121.60	1.40	3.33

PG13	78.40	80.10	1.70	1.76
PG13	121.90	123.70	1.80	2.22

PG14	170.80	174.10	3.30	20.00
PG14	197.75	198.55	0.80	6.17

PG16	37.30	38.70	1.40	1.57
PG16	63.10	63.90	0.80	3.80

PG17	37.90	39.70	1.80	13.22
PG17	141.15	142.15	1.00	2.93

PG18	166.70	168.48	1.75	1.43
PG18	196.70	197.70	1.00	1.39

PG19	81.50	82.65	1.15	3.93

- Assays are uncut.

In addition, during the 2004 winter drill season, fourteen (14) infill holes totalling 1,954 metres were drilled in the Porky Lake Main Zone. This program was designed to confirm continuity down plunge in the east central portion of the zone, provide coarse sample pulps for initial metallurgical testing and provide near surface information for a portal/ramp location.

As indicated by the intersections reported in Table Two the infill program was successful in confirming continuity of the Main Zone mineralized system. As expected, widths and grades are variable, with high-grade values encountered in many of the holes. Drill-intersected widths that approximate true widths varied from 0.5 to 6.85 metres, averaging 3 metres. Grades varied from trace to 116.3 gpt.

Table Two

Hole #	From (m)	To (m)	Interval (m)	Grade (gpt)
I25	33.95	40.80	6.85	11.11
incl.	39.10	40.80	1.70	38.97
I25	73.10	76.20	3.10	6.68
I25	95.80	99.40	3.60	17.46
incl.	97.85	99.40	0.55	104.90

I28	109.10	110.00	0.90	13.07
I28	137.30	140.30	3.00	1.06
I28	149.85	151.50	1.65	1.72
I28	158.50	159.00	0.50	7.13

I29	138.25	141.95	3.70	3.21
I29	145.15	147.50	2.35	1.37
I29	164.65	166.73	2.08	1.46
I29	178.90	183.15	4.25	8.80
incl.	180.10	180.85	0.75	43.43

I30	94.10	96.05	1.95	1.26

I31	39.80	42.80	3.00	1.67
I31	60.30	64.77	4.47	8.87

I32		no significant values

I33	34.80	40.10	5.30	26.67
incl.	35.70	36.90	1.20	116.30

I34	10.20	13.25	3.05	2.06

I35	45.60	48.50	2.90	3.06
I35	54.60	56.30	1.70	6.07
I35	81.60	82.70	1.10	6.73

I36	60.80	65.80	5.00	12.87
incl.	60.80	61.60	0.80	61.77

I37	14.10	15.10	1.00	12.30

I38		no significant values

I39	9.25	13.30	4.05	5.84
I39	39.30	42.00	2.70	2.26

- Assays are uncut.

Initial results of the in-house “bench-scale” metallurgical testing were extremely encouraging with recovery rates ranging from 87% - 97% depending on grind and leaching retention time. Further test work is ongoing with duplicate samples to be sent to an independent processing facility for verification.

Claude’s management believes that the Seabee milling capacity can be doubled to 1,100 metric tonnes per day for less than $2 million (Cdn). This potential expansion could facilitate processing of Porky Lake ore, should it prove to be economic.

The Company is currently applying for the necessary permits to take a 10,000 to 15,000 tonne bulk sample from the Porky Lake Main Zone.

One drill will operate for the balance of 2004 on and west of the Main Zone, including the high-grade West Zone. Further drilling on the East Zone will have to wait for proper ice conditions. The Porky Lake structure remains open on strike and at depth.

Core from the Porky Lake drill program was assayed at the Seabee mine. The pulps from the samples from the infill drill holes were collected for metallurgical purposes. Philip E. Olson, P.Geo. is the program’s qualified person.

Drill hole locations and intersections in plan view and longitudinal section (Main Zone) are available on Claude’s website at www.clauderesources.com.

For further information contact:

Philip E. Olson, P.Geo.
V.P. Corporate Development
or
Neil McMillan
President and CEO

Telephone: (306) 668-7505
Fascimile: (306) 668-7500
E-mail: clauderesources@clauderesources.com

Renmark Financial Communications
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com